EXHIBIT 4.8

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description sets forth certain material terms and provisions of the securities of LendingClub Corporation that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our restated certificate of incorporation and our amended and restated bylaws, copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.8 is a part. We encourage you to read our restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of Delaware law for additional information.
Authorized Capital Stock
Our restated certificate of incorporation authorizes us to issue up to 180,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Common Stock Outstanding. Our common stock currently outstanding is fully paid and nonassessable.
Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. Accordingly, holders of a majority of the shares of our common stock are able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Pursuant to the provisions of our restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue convertible preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, vesting, powers, preferences and relative, participating, optional or other rights, if any, of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. The issuance of preferred stock could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
Anti-Takeover Provisions
The provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the date of the transaction in which the person became an interested stockholder, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts may be discouraged or prevented. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of outstanding common stock.
Certificate of Incorporation and Bylaws Provisions
Our restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

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Board of Directors Vacancies. Our restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors may be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

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Classified Board. Our restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

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Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock is unable to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws and restated certificate of incorporation provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions could delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from nominating directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s restated certificate of incorporation provides otherwise. Neither our restated certificate of incorporation nor amended and restated bylaws provide for cumulative voting.

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Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

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Amendment of Charter Provisions. Any amendment of the provisions in our restated certificate of incorporation described above would require approval by holders of at least two-thirds of our outstanding common stock.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. Subsequent to December 31, 2019, our board of directors approved the designation of 200,000 shares of Series A Preferred Stock, par value $0.01 per share, and 600,000 shares of Series B Preferred Stock, par value $0.01 per share. As of the date hereof, no such shares of preferred stock have been issued.

Temporary Bank Charter Protection Agreement
Effective February 18, 2020, our board of directors authorized and declared a dividend of one right for each outstanding share of common stock (each such right, a “Common Right”) and one right for each outstanding share of Series A Preferred Stock (each such right, a “Series A Preferred Right” and, together with the Common Rights, the “Rights”) in each case to stockholders of record at the Close of Business (as defined in the Temporary Bank Charter Protection Agreement, dated February 18, 2020, by and between us and American Stock Transfer & Trust Company, LLC as rights agent (the “Protection Agreement”)) on March 19, 2020 (the “Record Date”), and authorized the issuance of one Common Right or one Series A Preferred Right (as such number may be adjusted pursuant to the Protection Agreement) for each share of common stock or Series A Preferred Stock, respectively, issued between the Record Date and the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below) and, in some cases, through the Expiration Date.
Each Common Right entitles the registered holder, subject to the terms of the Protection Agreement, to purchase from us one one-thousandth of a share (a “Unit”) of the Series B Preferred Stock, at a purchase price of $48.00 per Unit, subject to adjustment. Each Series A Preferred Right entitles the registered holder, subject to the terms of the Protection Agreement, to purchase from us one share of Series A Preferred Stock, at a purchase price of $4,800.00 per share, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to the order of LendingClub Corporation.
Distribution Date. Initially, the Rights will attach to all certificates representing shares of outstanding common stock and Series A Preferred Stock, and no separate Rights Certificates will be distributed. Subject to the provisions of the Protection Agreement, the Common Rights may separate from the common stock (though the Series A Preferred Rights shall not separate from the Series A Preferred Stock) and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) (or, if the tenth business day after the Stock Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) that a Person (as defined in the Protection Agreement), acting directly or indirectly or through or in concert with one or more Persons, has acquired control over securities representing either (x) either (1) from and after the first public announcement by us of the closing of the Exchange (as defined in the Protection Agreement), 10% or more, or (2) until such announcement, 7.5% or more (or more than 15% in some cases specified in the Protection Agreement) of any class of our then-outstanding Voting Securities (as defined in the Protection Agreement) or (y) 25% or more of our total equity (such Person an “Acquiring Person”), and (ii) ten business days (or such later date as may be determined by our board of directors) following the commencement of a tender offer or exchange offer that would result in a Person becoming an Acquiring Person. Any determinations under the definition of Acquiring Person shall be made by our board of directors and in a manner consistent with the provisions of Regulation Y (as defined in the Protection Agreement) and the published interpretations of the Board of Governors (as defined in the Protection Agreement) of the Federal Reserve System and the published rulings and opinions of the staff of the Board of Governors of the Federal Reserve System thereunder.
Until the Distribution Date, the Rights will be evidenced by common stock and Series A Preferred Stock certificates and will be transferred with and only with such common stock and Series A Preferred Stock certificates. Until the Distribution Date or, in the case of Series A Preferred Stock, the Expiration Date, the surrender for transfer of any certificates representing outstanding common stock or outstanding Series A Preferred Stock will also constitute the transfer of the Rights associated with common stock or Series A Preferred Stock represented by such certificates.
An “Acquiring Person” does not include certain Persons specified in the Protection Agreement.
The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on the eighteen-month anniversary of the Protection Agreement or if earlier at the time of consummation of the Relevant Transaction (as defined in the Protection Agreement) or under certain circumstances in connection with a transaction pursuant to a Qualified Offer (as defined in the Protection Agreement) (the “Expiration Date”), unless earlier redeemed or exchanged by us as described below. Under certain circumstances, as provided in the Protection Agreement, the exercisability of the Rights may be suspended.
As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of common stock and Series A Preferred Stock as of the Close of Business on the Distribution Date (and to each initial holder of certain shares of common stock and Series A Preferred Stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights, provided, that the Company may choose to issue Rights in book-entry form.
Flip-In. If a Person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to buy either Series A Preferred Stock, in the case of Series A Preferred Rights, or common stock, in the case of Common Rights, at one-half of market price (determined as provided in the Protection Agreement), for the exercise price of a Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Protection Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.
Flip-Over. If, at any time following the date that any Person becomes an Acquiring Person, (i) we are acquired in a merger or other business combination transaction and we are not the surviving corporation, (ii) any Person merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of us or any other Person or (iii) one-half or more of our assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Redemption. At any time until ten business days following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, until ten business days following the Record Date), our board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) payable, at the election of our board of directors, in cash, shares of common stock or other consideration deemed appropriate by our board of directors. Immediately upon the action of our board directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
Exchange. We may, at any time after which a Person becomes an Acquiring Person, until the time specified in the Protection Agreement, exchange all or part of the then-outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units or shares of Preferred Stock or shares of common stock pursuant to a one-for-one exchange ratio, subject to adjustment.
No Stockholder Rights; Taxation. Until a Right is exercised, the holder thereof, as such, will have no rights as our stockholder, including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable or in the event of the redemption of Rights as set forth above.
Amendment. Any of the provisions of the Protection Agreement may be amended without the approval of the holders of the Rights or common stock or Series A Preferred Stock at any time prior to the Distribution Date. After such date, the provisions of the Protection Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Protection Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “LC.”
Transfer Agent and Registrar
Our transfer agent for the common stock is American Stock Transfer & Trust Company, LLC.